Exhibit 13.1

Aspen REIT, Inc. Files for Initial Public Offering; Targets NYSE American Listing

Company seeks to raise $33.5 million via JOBS Act Reg A+

Offering creates opportunity for Individual investors to own a portion of the iconic St. Regis Aspen Resort

NEW YORK (November 13, 2017) — Aspen REIT, Inc. (the “Company”), a newly-formed, single-asset real estate investment trust (“REIT”), today announced that it has filed a Form 1-A with the Securities and Exchange Commission (“SEC”) to launch a Regulation A+ initial public offering (“IPO”) to raise approximately $33.5 million in gross proceeds.  The Company intends to use most of the net proceeds from IPO, together with equity in the Company’s subsidiary operating partnership, to acquire a 100% indirect interest in the Property.

The planned IPO will afford any investor the opportunity to invest in the renowned St. Regis Aspen Resort in Aspen, Colorado (the “Property”).  The Company plans to offer 1,675,000 shares at $20.00 per share and intends to apply to list its common stock on the NYSE American stock exchange under the ticker symbol “AJAX.”

The St. Regis Aspen Resort is a full-service, 179-room luxury hotel with upscale restaurants, a private spa, 29,000 square feet of indoor and outdoor conference and banquet venues, and a heated outdoor pool with panoramic views of the Aspen mountainside. The Property, which is managed by a subsidiary of Marriott International Inc., the world’s largest hotel company, consistently attracts a wide range of guests including families, celebrities and top executives due to its location, amenities and year-round activities including world-class skiing and cultural and sports events.

The Company is led by experienced real estate and hospitality investor Stephane De Baets, Chief Executive Officer, President and a member of the Company’s Board of Directors (the “Board”). Mr. De Baets has approximately 20 years of experience in asset management, financial structuring, and mergers and acquisitions.   Corporate finance veteran Michael Wirth serves as Aspen REIT’s Chief Financial Officer.  Over the course his more than 30-year career in the financial services and real estate sectors, Mr. Wirth has been involved with multiple IPOs of newly organized or start-up companies. Both Mr. De Baets and Mr. Wirth have a deep understanding of the St. Regis Aspen Resort’s operating performance as well as the opportunities that exist to enhance the Property’s long-term value, quality and attractiveness.  Mr. De Baets is affiliated with the current owner of the Property.

“We plan to bring to the market a first-of-its-kind real estate offering that provides individual investors with the opportunity to own shares in a highly attractive, trophy asset in the St. Regis Aspen Resort,” said Mr. De Baets. “Historically, the chance to own a portion of an individual property of this caliber and stature was only available to institutions. With our offering, we are changing this model while at the same time providing individual investors with liquidity optionality for a single-asset investment. Our value proposition is innovative and, we believe, highly compelling.”

Maxim Group LLC will act as the lead managing selling agent for the offering. Aspen REIT intends to make history by being the first single-asset REIT to list on a national securities exchange in the United States.

Individuals may obtain a copy of the most recent version of the offering statement containing the preliminary offering circular with the following link: www.m-vest.com/aspenreit.  Individuals interested in learning more about the offering can also call (800) 645-9144.

About Aspen REIT

Aspen REIT, Inc. is a newly-formed company that intends to own the St. Regis Aspen Resort, a full-service, 179-room luxury hotel with four onsite food and beverage outlets and 29,000 square feet of indoor and outdoor conference and banquet venues with views of the Rocky Mountains. The St. Regis Aspen is managed by a subsidiary of Marriott International Inc. The St. Regis Aspen is located in the famous resort town of Aspen, Colorado, home of year-round events such as The World Cup ski races, The ESPN Winter X Games, The Food & Wine Classic, and The Aspen Music Festival. Aspen REIT intends to be the first single-asset REIT to list on a national exchange and is externally managed by a majority-owned subsidiary of Elevated Returns LLC, a New York-based real estate asset management and advisory firm.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements.” To the extent that the information presented in this press release discusses financial projections, information, or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans,” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” and elsewhere in the offering statement that we will file with the SEC. Forward-looking statements speak only as of the date of the document in which they are contained, and Aspen REIT, Inc. does not undertake any duty to update any forward-looking statements except as may be required by law.

Legal Disclaimer

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

Lead Selling Agent Contacts:

Maxim Group LLC

Joe Rallo

jrallo@maximgrp.com

(800) 537-6923

or

Vera Carbone

vcarbone@maximgrp.com

(800) 537-6923

Media Contacts:

ICR

Jason Chudoba

Jason.Chudoba@icrinc.com

646-277-1249

or

Matthew Chudoba

Matthew.Chudoba@icrinc.com

203-682-8217